SCHEDULE 13 D/A
TYPE:  SC 13D/A
SEQUENCE:  1




                       Securities and Exchange Commission
                             Washington, D.C. 20549
                        -------------------------------

                                  SCHEDULE 13D/A
                   Under the Securities Exchange Act of 1934


                             SMALLCap Fund, Inc.
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                                (Name of Issuer)


                             Common Stock
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                         (Title of Class of Securities)


                                   831680103
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                                 (CUSIP Number)

            Ronald G. Olin
            c/o Deep Discount Advisors, Inc.
            One West Pack Square, Suite 777
            Asheville, NC 28801
            828) 255-4832

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                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                              July 2, 2003
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                         (Date of Event which Requires
                           Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D/A, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [ ]




CUSIP No.:  831680103                 13D                    Page 2
----------------------                                      --------

========================================================================
1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. ID NO. OF ABOVE PERSON

          Deep Discount Advisors, Inc.
========================================================================
2         CHECK THE APPROPRIATE BOX IF A MEMBER                 (a) [ ]
          OF A GROUP                                            (b) [ ]
========================================================================
3         SEC USE ONLY

========================================================================
4         SOURCE OF FUNDS                                            OO
========================================================================
5         CHECK BOX IF DISCLOSURE OF LEGAL                         [ ]
          PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEM 2(d) OR 2(e)
========================================================================
6         CITIZENSHIP OR PLACE OF ORGANIZATION

          One West Pack Square, Suite 777 Asheville, NC 28801
========================================================================
NUMBER OF  |    | SOLE VOTING POWER
SHARES     |  7 |                                         0
========================================================================
BENEFICIALLY |    | SHARED VOTING POWER                   0
    OWNED    |  8 |
========================================================================
  BY EACH    |    | SOLE DISPOSITIVE POWER                0
 REPORTING   |  9 |
========================================================================
   PERSON    |    | SHARED DISPOSITIVE POWER              0
    WITH     | 10 |
========================================================================
11        AGGREGATE AMOUNT BENEFICIALLY OWNED
          BY EACH REPORTING PERSON                        0
=======================================================================
12        CHECK IF THE AGGREGATE AMOUNT IN ROW                      [ ]
          (11) EXCLUDES CERTAIN SHARES
=======================================================================
13        PERCENT OF CLASS REPRESENTED BY
          AMOUNT IN ROW (11)                                     0.0%
=======================================================================
14        TYPE OF REPORTING PERSON                                 IA
======================================================================






CUSIP No.:  831680103                 13D                    Page 3
- ---------------------                                    ----------

========================================================================
1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. ID NO. OF ABOVE PERSON

          Ron Olin Investment Management Company
========================================================================
2         CHECK THE APPROPRIATE BOX IF A MEMBER                 (a) [ ]
          OF A GROUP                                            (b) [ ]
========================================================================
3         SEC USE ONLY

======================================================================
4         SOURCE OF FUNDS                                          OO
======================================================================
5         CHECK BOX IF DISCLOSURE OF LEGAL                         [ ]
          PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEM 2(d) OR 2(e)
======================================================================
6         CITIZENSHIP OR PLACE OF ORGANIZATION

          One West Pack Square, Suite 777 Asheville, NC 28801
=====================================================================
  NUMBER OF  |    | SOLE VOTING POWER
   SHARES    |  7 |                                        0
=====================================================================
BENEFICIALLY |    | SHARED VOTING POWER                    0
    OWNED    |  8 |
====================================================================
  BY EACH    |    | SOLE DISPOSITIVE POWER                 0
 REPORTING   |  9 |
=====================================================================
   PERSON    |    | SHARED DISPOSITIVE POWER               0
    WITH     | 10 |
======================================================================
11        AGGREGATE AMOUNT BENEFICIALLY OWNED
          BY EACH REPORTING PERSON                         0
=====================================================================
12        CHECK IF THE AGGREGATE AMOUNT IN ROW                   [ ]
          (11) EXCLUDES CERTAIN SHARES
========================================================================
13        PERCENT OF CLASS REPRESENTED BY
          AMOUNT IN ROW (11)                                  0.0%
=======================================================================
14        TYPE OF REPORTING PERSON                               IA
========================================================================




ITEM 1.           SECURITY AND ISSUER

This Schedule 13D/A relates to the shares of Common Stock, par value $.01 per share (the "Common Stock"), of The SMALLCap Fund, Inc. (the"Issuer"), a corporation organized under the laws of the State of Maryland and registered as an investment company under the Investment Company Act of 1940, as amended (the "Investment Company Act"). The principal executive offices of the Fund are located at One South Street, Baltimore, Maryland 21202, Telephone: (800)730-1313.


ITEM 2.           IDENTITY AND BACKGROUND

(a) - (c) This Schedule 13D/A is being filed by Deep Discount Advisors, Inc. and Ron Olin Investment Management Company (the "Reporting
Persons"), who are Registered Investment Advisors,  One West Pack
Square, Suite 777, Asheville, NC 28801.

                  (d) None

                  (e) None

                  (f) USA

ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

                  Investment funds



ITEM 4.           PURPOSE OF TRANSACTION

On July 2, 2003 the reporting person relinquished discretionary authority to buy or sell securities of the issuer held by clients. These clients now have both sole voting power and sole dispositive power, and such powers are no longer shared with the reporting person.

On July 3, 2003 Ron Olin sent a letter to the Board of Directors of the issuer, a copy of which is attached as "Exhibit A".


ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER

      (a) The Fund's definitive proxy materials, dated March 14, 2003 states that, as of March 13,2003, there were 9,903,194 shares of Common
Stock outstanding. The percentage set forth in this Item 5(a) was derived using such number. The Reporting Persons are the beneficial owners of no shares of Common Stock, which constitutes 0.0% of the outstanding shares of Common Stock.


      (b) Power to purchase and to sell the securities resides exclusively with the Advisor's clients.


      (c) During the last sixty days, the following shares of Common Stock were bought on the New York Stock Exchange:




Date              Number of Shares Bought           Price Per Share
---------          --------------------------        ---------------

5/07/03                       5800                        8.4283
5/09/03                       3700                        8.44
5/09/03                       3000                        8.45
5/12/03                       5000                        8.45
5/12/03                       2600                        8.44
5/13/03                       1000                        8.45
5/15/03                       2500                        8.50


ITEM 6.           CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
                  RELATIONSHIPS WITH
                  RESPECT TO SECURITIES OF THE ISSUER

                  None

ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS

                  None

                                   SIGNATURE


    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 8, 2003                          Deep Discount Advisors, Inc.


                                            By: /s/ Ronald G. Olin
                                            ----------------------------
                                            Name: Ronald G. Olin
                                            Title:  President


EXHIBIT A


Deep Discount Advisors, Inc.
1 West Pack Square, Suite 777
Asheville, NC  28803
Ph: 828-274-1863

The Board of Directors                                July 3, 2003
The SMALLCap Fund, Inc. (the Fund)
One South Street
Baltimore, Maryland  21202

Re:  An Open Letter to the Board of Directors - Looking to the Future.

Dear Sirs:

It is apparent from the recent press release that the shareholders have finally succeeded in regaining control of their own fund. The obstacles placed in their path were formidable. Since only two-thirds of shares are usually represented in a contested Director election, this victory means that the shareholders have voted by an unprecedented margin of greater than 3 to 1 to assert their will and to repudiate the Chairman, the investment adviser, and the extraordinary by-laws they utilized to entrench themselves and the previous Board Majority in office. Unfortunately, the Fund has been damaged in the process. Amounts estimated to exceed $1 million in shareholder money have been spent on expensive attorneys and proxy solicitors, all in an attempt to deny the right of shareholders to exert their will on their own fund. Miserable portfolio performance has been tolerated for an extended period of time, resulting in even greater losses to shareholders, all the time while the vote of the adviser-affiliated Director was constantly used to maintain the 4 to 3 Board majority that led the Fund into these disastrous consequences. The reputation of the Fund has suffered grievously and one wonders if it can ever recover.

It is time for the Directors elected by the shareholders over the last two elections to assert themselves and commit to determining, and following, the will of the shareholders. It is to these four Directors, and the "new" Board majority that they represent, that this letter is primarily addressed.

As the Board is aware, I have been an active voice for shareholders over recent months, constantly trying to get all of the Directors to put shareholder needs first. I initiated a campaign to get the Board to make a redemption offer to all shareholders, at full net asset value (NAV) for the maximum amount of shares permitted by law. The previous Board majority rejected this effort, and instead initiated a watered down, inadequate alternative that does not even satisfy the "shareholder value proposal" that received the overwhelming support of shareholders across both proxies. I asked the Board to remove the extraordinary by-laws they had put in place to entrench themselves in office and restrict the ability of shareholders to elect Directors of their choice. Instead, they refused, and this resulted in subjecting the Fund to a law suit that will end up costing the shareholders considerable legal expenses, whatever the eventual outcome, by the time it makes its way through the appeals courts. I met with the Board and attempted to craft a compromise that would have resulted in (1) a balanced Board requiring cooperation among Board members, (2) a focus on improving Portfolio performance which would have given the current adviser a year to fix its shortcomings, and (3) a complete cessation of hostilities and wasting of Fund assets. This was all rejected by the Chairman, the adviser, and the entrenched Board majority. They apparently felt they had set up sufficient defenses so that they were unassailable and didn't need to compromise. Well, they were wrong, but the real losers, as always, were the shareholders.

It is time for a change. It is time for new leadership. It is time to determine the will of the share-holders, and follow that will. I believe the Fund should call a special shareholder meeting, as soon as possible, to determine what the shareholders really want. Such a meeting should resolve the following issues: (1) Who should remain as Directors, and who should leave, (2) What form of redemption offer meets the needs of most shareholders, and (3) what direction should the Fund take to solve the performance problem and maximize the returns for those shareholders who choose not to leave.

Directors - For the good of the Fund, I believe that Mr. Wood, Mr. Naylor, and
 Mr. Bradshaw should consider resigning their Directorships. However well intentioned their actions may have been, they are prisoners of the past, and all three have taken steps considered by many shareholders to have been harmful to the Fund. In my opinion, they are all in the way of important housecleaning. Their exit will signal necessary change and a turnaround at the Fund. If they do not resign, shareholders should be presented the facts and allowed to vote on a resolution asking them to resign.

Redemption Offer - The shareholder value proposal passed overwhelmingly by shareholders is in conflict with the tender offer approved by the former Board majority. Shareholders should instead be allowed to accept or reject in the special meeting an alternative redemption offer at full NAV for the maximum number of shares permitted by law, similar to the proposal I presented to the previous Board majority which was rejected. Such an alternative redemption proposal should be crafted to be fair to all shareholders, both those choosing to leave and those desiring to remain in the Fund.

Performance and Adviser Issues - I believe the current adviser may have violated its fiduciary duty by allowing its affiliated Director to consistently be the deciding vote in maintaining the former Board majority in its entrenchment activities. This resulted in isolating the adviser from the consequences of its poor portfolio performance, allowing it to collect millions in fee income while the Fund spent millions more in attorney and solicitation expenses in order to maintain incumbent Board control. The current adviser should be asked to reimburse the Fund for all or part of the extraordinary legal and solicitation expenses resulting from the entrenchment activities. If an appropriate accommodation can not be reached with the Board, I believe the shareholders should be allowed to vote on whether or not legal action should be initiated for recovery of such expenses as well as the advisory fees paid during this period. Furthermore, Deutsche Asset Management needs to convince the Board that it can solve its portfolio performance problems as a prerequisite to its contract renewal. In addition, there are many other actions that can be taken by an enlightened closed-end fund Board to enhance shareholder value. Such actions include enhanced distribution policies, share-buybacks, expense control, investment flexibility, and improved shareholder communications, among others.

Some have suggested that I should consider serving in some capacity in order to help implement a turnaround at the Fund. If I were invited to join the Board, I would be willing to do so, subject to subsequent ratification by the shareholders in the special meeting. Directors should be aware that I have recently returned sole beneficial ownership to my clients of all Fund shares held by them, so as to remove any restrictions they might otherwise have in tendering their shares.

The shareholders have trusted the future of the Fund to the four Directors elected by shareholders in the last two elections. These Directors owe their allegiance to those shareholders and have been given a sacred trust. I hope this letter has been helpful to them in focusing on the difficult job they face.

                                         Sincerely,

                                         Ronald G. Olin
                                         President, Deep Discount Advisors